GUZOV OFSINK LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road, Suite 207 Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

June 11, 2008

Mr. Mark P. Schuman,
Branch Chief-Legal
Michael F. Johnson, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 4561

Re: Mobiform Software, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No, 333-150158

Dear Messrs. Schuman and Johnson:

Reference is made to your comment letter, dated May 28, 2008 to our client, Mobiform Software, Inc. (the “Company”), relating to the subject Amendment No. 1 to Registration Statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

General

1.
We note from your disclosure that your revenues are generated primarily from services, though it is unclear what portion of your revenues is generated from services as compared to product sales. Further, you indicate that your primary line of products is the Aurora software line, launched in March 2007, though you do not indicate what portion of your product revenues is derived from Aurora products, Please review and revise the summary, business description and management's discussion and analysis so that they more clearly and consistently describe the focus of your business activities and the sources or your revenues. Indicate the extent to which each of the four products you describe is in the development stage or is currently being marketed and sold, whether the revenues derived from any of these products are nominal, and the status of any publicly announced or new product or service. See Item 101(c) of Regulation S-K.

Mr. Mark P. Schuman
June 11, 2008

Response:

We have revised and expanded the summary, business description and management’s discussion and analysis to clarify the focus of our business activities and the breakdown of revenues between services and sales and among products. In summary, Mobiform has to date focused primarily on developing what it believes are important software applications using Microsoft’s new language XAML (pronounced “zammel”). The Company has realized only minimal revenues, primarily from services such as training and consulting on software applications, including assisting customers on utilizing the Company’s software products, with less than 10% of revenues from software sales. Because revenues have been relatively small, the Company’s few new customers account for large percentages of revenues in 2006 and 2007, though very small percentages (5% or less) of its net loss for those years. Accordingly, we do not believe that Mobiform’s business is dependent on any one customer. All four of the products mentioned are being marketed and sold, though revenues to date have been small. Some of the applications of our products require a long sales time to achieve acceptance. The Company is currently concentrating on sales and marketing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 16

2.
We note that you provide certain items from the consolidated statements of operations, and indicate figures for the year ended October 31, 2008. Please revise your results of operations to provide the information specified in Item 303 of Regulation S-K.

Response:

These sections have been revised in accordance with your comment.

Description of Business, page 21

3.
You indicate that Microsoft's confidence in your abilities is evidenced by the numerous times you have been mentioned on their web site and your level of interaction with the XAML focused Microsoft employees. Please provide us with documentation to support these assertions and ensure that any such documentation is appropriately marked to highlight the information relied upon and cross-referenced to your prospectus.

Mr. Mark P. Schuman
June 11, 2008

Response:

A search for “Mobiform” on Microsoft Corp.’s website, http://www.microsoft.com/en/us/default.aspx produces 192 hits. Microsoft assigned a Microsoft Technical Evangelist (Mike Swanson) to Mobiform.  Bi-weekly telephone calls were held during the development phase of Aurora beginning well before the public announcement of XAML. Mobiform’s consulting services made Microsoft the Company’s largest customer in 2006. Several training sessions were conducted by Mobiform personnel, both in Canada and the US. There was no formal contract and the terms were agreed orally. Microsoft paid Mobiform three invoices in fiscal 2006: US $18,531.80 and US $14,682.64 and Canadian $24,000. There is no continuing agreement and Microsoft was not among the largest customers for fiscal 2007

However, the statements made and the language used is so technical that we believe that demonstrating Microsoft’s high opinion of Mobiform and its CEO would be less efficient than simply omitting the references to Microsoft’s opinion of Mobiform. Therefore the statements in the prospectus have been revised to limit the statements to disclose Mobiform’s opinion. Examples of these references to Mobiform in Microsoft’s website are the following:

I. An Introduction to Windows Presentation Foundation http://msdn.microsoft.com/en-us/library/aa480192.aspx“2.8 3-D Graphics, and "2-D-on-3-D"

(Learning-curve level: Higher)

The term "3-D graphics" typically brings to mind the kind of activities associated with CAD/CAM and video games: the specification of a "scene" of models positioned in 3-D space, the wrapping of "skins" (textures, materials) on the modeled objects, the placement of lights, the positioning of a camera, and finally the projection of the scene onto a 2-D viewport.

WPF does indeed include all of the components of that pipeline, but in its first release it will not have as much 3-D functionality as packages like Direct3D and OpenGL. Future versions may have full 3-D functionality; however, if you are currently a Direct3D programmer, you will likely continue to use Direct3D in the immediate future. WPF is not a replacement for Direct3D for graphics-intensive applications like "twitch games."

Mr. Mark P. Schuman
June 11, 2008

One of the reasons that the traditional 3-D modeling/rendering pipeline is not yet "up to speed" is that the 3-D support in WPF will typically be used in a very non-traditional way: to facilitate what we call "2-D-on-3-D" imaging.

The "skin" applied to a planar face on a 3-D model can be any tree of 2-D components, and thus an application can "map" 2-D scenes onto the faces of 3-D objects, including:

•	A video (see the figure below)

•	A static image from a JPEG

•	A 2-D scene constructed from shape objects

•	A complete user-interface layout, e.g. the output of a medical-monitoring system

. . .

3.1 Layered Application Specification

The WPF architecture expands the concept of an "API" by providing a choice of layers at which developers can perform specification.

Mr. Mark P. Schuman
June 11, 2008

Figure 10. How designers and engineers access WPF functionality

The three layers that form this "application/developer interface" are:

1.
        At the lowest level is the traditional "API"—the set of managed classes that provide all functionality. Programmers can use any of the managed languages (C#, C++, Visual Basic, etc.) to specify application appearance and behavior at this level. It is of course possible to create any WPF application solely at this level, but the other two levels in the interface provide massive improvements in efficiency, comfort, and "inclusion" of workers in non-programmer roles.

2.
        The second level provides an alternative way to specify a large subset of the functionality of the API, via constructs available in XAML. What is available at this level maps 1-to-1 with classes, methods, and properties in the API layer. The declarative nature of this alternative form of specification improves upon procedural specification in several areas: support for rapid prototyping, ease of use even by non-programmers, and support for automated generation (important for layer #3).

Moreover, the subset of functionality available at this level offers more than just the layout of UI controls. It includes basic event handling, animation, data binding, and re-styling of built-in UI controls; thus, designers can construct "executable design specifications" in pure XAML. These executable programs will serve to demonstrate both appearance, fundamental interaction behaviors, and navigation/flow.

Mr. Mark P. Schuman
June 11, 2008

3.
        As with any language, even a declarative one, there is a learning curve associated with its use. This third level takes advantage of Microsoft's choice of XML (which is easily generated and parsed) as the basis for XAML. Here lie the tools that developers (in both roles) will use to generate XAML code—tools for drawing graphics, creating rich documents, laying out user interfaces, etc. A set of useful tools already exist or are announced (see table below), and many more will be forthcoming.

As the set of XAML-based tools grows, more and more of the development process will be performed at this level, reducing the learning curve and thus expanding the sphere of workers who will be able to participate directly in the process of developing WPF applications.

Application	Product	Vendor
2-D graphics	"Acrylic" (code name)	Microsoft
3-D graphics	Zam 3-D	Electric Rain (www.erain.com)
2-D/3-D graphics and UI layout	Aurora Expression Interactive Designer	Mobiform Microsoft
Generation of XPS documents	Printer driver Office 12	Microsoft Microsoft
In addition, a vibrant developer community is contributing utilities—including a plugin for exporting XAML from Adobe Illustrator, and tools to convert from other 3-D formats to XAML.

All of these layers are at the development team's disposal, and each team will naturally converge on some modus operandi involving all of the layers to some extent.”

II. A Guided Tour of Windows Presentation Foundation http://msdn.microsoft.com/en-us/library/aa480221.aspx

….

The design principles behind Windows Presentation Foundation can be categorized as follows:

….

Mr. Mark P. Schuman
June 11, 2008

•
Declarative programming. Windows Presentation Foundation introduces XAML (eXtensible Application Markup Language), an XML-based language for instantiating and populating nested object hierarchies. While XAML isn't exclusively tied to Windows Presentation Foundation, it is inherently suitable for tasks such as UI definition and construction. The design of XAML allows applications to parse and manipulate UI logic at run-time for dynamic workflow scenarios. Importantly, the XAML / code-behind model embodied in Windows Presentation Foundation allows designers and developers to work collaboratively on client application design and development, using tools such as Expression "Sparkle" as well as third-party specialist tools including ZAM 3D and Mobiform Aurora.

…

III. Welcome to MSDN Blogs Sign in| Join| Help

Mike Swanson's Blog

….

MOBIFORM's Aurora Running in Visual Studio 2005

This is cool! Wouldn't it be great to have an Avalon [prior name of Windows Presentation Foundation and Starlight] design tool that runs within Visual Studio 2005? Unless you love hand-editing XAML files (and I do, but only up to a certain size), you should try MOBIFORM's updated version of Aurora. This release runs on our Avalon Beta 1 RC. Here's a list of some updated and/or new features from today's announcement:

•	Visual Studio 2005 integration

•	Overhauled adorner system

•	Improved grid support

•	Theme (Application skinning)

•	More clipart

•	Drive/Folder/File custom control

•	Plug-in architecture for expanding the default feature set

•	Full command system, to support undo/redo

•	Edit XAML documents used in Visual Studio projects

You can grab the download here.

Published Thursday, June 30, 2005 11:29 PM by mswanson
Filed under: Development
© 2008 Microsoft Corporation. All rights reserved

Mr. Mark P. Schuman
June 11, 2008

1.
On page 22, you state that the benefits of the XAML format have led many observers to expect XAML to eventually become the dominant format for user interfaces, and to have a very significant impact on the way programmers, software designers and ordinary people use their computers. Please provide us with documentation to support this statement.

Although the Company believes that many top computer scientists, programmers and analysts believe that XAML will become the dominant user interface software format, we have decided to omit such statements and limit such comments to the opinion of Mobiform’s management. Therefore we have revised the prospectus to speak only in terms of Mobiform’s opinion, beliefs and expectations.

The following are excerpts from an article which appeared in the Redmond Developer News on September 15, 2007. The author is the director of Canopus Research Inc. He was formerly director of research for the Forum Corp. and senior vice president of corporate research at International Data Corp.

“XAMPLIFICATION” by William F. Zachmann, Redmond Developer News, September 15, 2007: [XAML (Extensible Application Markup Language, pronounced “zammel”) was first announced publicly at the October 2003 Microsoft Professional Developers Conference (PDF) as part of what was initially called Windows Presentation Foundation (WPF), then re-named Windows Presentation Foundation/Everywhere, then re-branded as “Silverlight”.]

“One of the attendees at the 2003 PDC was Ron DeSerranno, then living in Vancouver and now CEO of Mobiform Software Inc., based in Crystal River, Fla. Ron and his colleagues had considerable prior experience working with Scalable Vector Graphics (SVG), the World Wide Web Consortium (WAC) recommended XML-based SVG language, and he was one of the first to recognize the full potential of XAML and WPF. He started the XAML forum on Yahoo! shortly after PDC 2003.

“Mobiform has built its business on XAML and WPF, and sells a fine XAML development tool called Aurora XAML Designer. It’s also about to introduce Vantage Point WPF Controls, a suite of UI [user interface] components for developers of industrial controls and other software that need sophisticated gauges, tanks, pipes, sliders, indicators and the like.

Mr. Mark P. Schuman
June 11, 2008

“Even though Ron’s primary focus, like that of Microsoft, is currently on XAML in the context of WPF and Silverlight, he recognized from the start that XAML’s potential extends well beyond graphical UI development. As Ron puts it, ‘XAML is really a mechanism for instantiating .NET classes.’

“….Ron DeSerranno notes that speech recognition and generation is a particularly likely domain for the implementation of higher-level declarative front-ends via XAML. [Other potential opportunities for XAML include]… industry-specific business-object domains,…games and entertainment software,…industrial controls, mobile devices, robotics and so forth.”

Executive Compensation, page 27

5.
Please revise this section to comply with Item 402(n) and to ensure compliance throughout Items 402(m)-(r) of Regulation S-K. For instance, please add a "total" column to the Summary Compensation Table.

This section has been revised to comply with Item 402(n) and 402((m)-(r). The only change is the addition of the “Total” column in the Summary Compensation Table, which was inadvertently omitted from the previous filing.

Selling Stockholders, page 29
6.	For all entities listed in your selling stockholder table, please disclose the natural person or persons who exercise sole or shared voting and dispositive powers over the shares being registered.

This information has been added by placing the name of such natural persons in square brackets.

7.	It appears that Mercer Capital, Ltd, is a broker-dealer. Advise us whether their shares were received as compensation for investment banking services or as investment shares.

Mr. Mark P. Schuman
June 11, 2008

The shares received by Mercer Capital, Ltd were received as compensation for investment banking services. This information has been included in the Selling Stockholders section of the prospectus.

8.
For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The selling shareholders that are affiliates of broker-dealers have advised that all of their shares were recived as compensation in the ordinary course of business and, at the time of acquisition of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities. This information has been included in the Selling Stockholders section of the prospectus.

Recent Sales of Unregistered Securities, page II-2

9.
Amend your filing to include all the information required to be disclosed pursuant to Item 701 of Regulation S-K. Specifically, where you rely on Rule 506 and/or Section 4(2), state briefly the facts relied upon, including the number of purchasers, whether the purchasers were accredited or sophisticated and, if the latter, the information afforded to them.

The information requested has been included in a revised “Recent Sales of Unregistered Securities” section on page II-2.

The issue of 500,000 shares of Common Stock in March 2006 to cancel a management and consulting agreement with OTC Solutions, LLC, a former employer of Francis Lorenzo, Vice President of Mobiform is described. The 175,000 shares issued to Mr. Lorenzo are estimated to have been worth less than $35,000, as a private placement of Common Stock at a sale price of $.20 was completed later that year. All of the recipients were “accredited investors” who took the shares for investment and the certificates bore restrictive legends.

Exhibits

10,
Contracts upon which your business is substantially dependent must be filed as exhibits to your registration statement. We note from your disclosure on page 24 that you were dependent on two customers for 80% of your revenues for the year ended October 31, 2007. Tell us whether you have any contractual agreements with these customers. If so, please file the agreements with these customers as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Mr. Mark P. Schuman
June 11, 2008

The registrant believes that its business is not dependent on any contracts or customers. Because Mobiform has concentrated on the research and development necessary to develop highly complex cutting edge software products, it has realized very little revenue from a small number of customers from its past sales of software products, which mathematically results in a few customers accounting for large percentages of the small revenue base. These customers account for 5% or less of the Company’s net loss in 2006 and 2007. The top two percentage revenue producing customers in 2007 (Areva and Emerson Electric) were different from those in 2006 (Microsoft and Rockwell).

The contracts with these customers were made in the ordinary course of business and typically involved consulting and/or training services paid on an hourly or flat fee basis. As mentioned above, there was no written agreement with Microsoft, but Mobiform provided training to Microsoft employees based upon an oral arrangement and Microsoft paid approximately $57,000 of Mobiform invoices in fiscal 2006. All but one of these contracts has terminated and are no longer producing revenue. Whether Mobiform has these customers and contracts or not will not determine whether Mobiform succeeds or fails.

11.
You indicate that you have licensed or provided training and/or consulting services to such major companies as Microsoft Corporation, Intel Corporation, Siemens AG, and InvestorForce, Inc, and that on October 26, 2007 you entered into an agreement with Capstone Technology for licensing of Aurora and VantagePoint into one of their HMI products. Please tell us what consideration you gave to filing any related agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

See response to Comment 10. The Capstone agreement was made in the ordinary course of business and involves consulting services over the next year in assisting Capstone in creating the software necessary to embed Mobiform products into Capstone’s software. Following that process, Capstone is expected to use the Mobiform software to develop software products, the sale of which would generate revenues about a year later. Mobiform expects to receive royalties in fiscal 2009 estimated at 0.98% of the Company’s net loss in 2007. By itself the Capstone contract is not material to the Company. Mobiform hopes in the future to enter many similar contracts in the ordinary course of business and to become profitable in the long run.

12.
The legality opinion indicates that the opinion expressed therein may be relied upon by Mobiform, and that it may not be relied upon by any other person without prior written consent. Please revise the opinion to eliminate any suggestion that it may not be relied upon by investors. In this regard, the sentence requiring written consent for reliance upon the opinion should also be eliminated.

Mr. Mark P. Schuman
June 11, 2008

The opinion has been revised as requested and is filed as Exhibit 5 to Amendment No. 2 to the registration statement.

Signatures

13.
Please indicate who is signing in the capacity of principal accounting officer. In addition, we note that Mr. DeSerranno signed the registration statement on Mobiform's behalf and in his own capacity as Director. Mr. DeSerranno should indicate the other capacities in which he is signing the registration statement by including the titles "Chief Executive Officer" and "Chief Financial Officer" underneath the sentence that reads in part "this registration statement has been signed by the following persons in the capacities and on the dates indicated."

Mr. DeSarranno is signing in his capacity as principal executive, financial and accounting officer. The Signature page has been revised to reflect this.

As suggested, I have enclosed a copy of Amendment No. 2 to the Registration Statement marked to show changes.

On behalf of the Company we represent as follows:

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement; the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company will not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours,

GUZOV OFSINK, LLC

By	/S/ Gerald A. Adler
Gerald A. Adler